Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               December 31, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1263
                  Global Secular Growth Portfolio, 2014 Series
                       File Nos. 333-200327 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comment letter dated December 18, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1263, filed on November 18, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global Secular Growth Portfolio, 2014 Series (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The first paragraph of this section states that secular growth companies are companies that benefit from enduring trends toward business improvement that result from technological, social, or economic change. Please provide in this section examples of enduring trends toward business improvement that have resulted from technological, social, or economic change.

     Response: The disclosure in the principal investment strategy has been revised in response to your comment.

     2. The first paragraph of this section also states that the Trust will invest at least 40% of its assets in non-U.S. companies. Please explain to us whether the Trust will invest in the securities of companies located in emerging market countries and, if so, provide appropriate disclosures in the discussions of the Trust's principal investment strategies and principal investment risks.

     Response: The disclosure in the principal investment strategy has been revised in response to your comment. Even though securities of companies located in countries considered to be emerging markets may be included in the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of the Trust, we will add the appropriate risk disclosures.

     3. The second paragraph of this section identifies various screens that the sponsor applies to determine whether the securities under consideration for inclusion in the Trust portfolio are suitable for a unit investment trust structure. Please describe in this section the specific parameters used by the sponsor with regard to each of the identified screens. For example, what level of Otrading liquidityO does the sponsor consider appropriate in determining whether a security should be included in the Trust portfolio?

     Response: The sponsor utilizes a proprietary process to determine whether securities are suitable for the Trust. We believe that the current disclosure is appropriate and adequately conveys the general criteria the sponsor uses when evaluating securities for the Trust portfolio. Because the Trust does not use a quantitative strategy and does not include hypothetical performance, we believe a general discussion is sufficient.

     4. The last paragraph of this section states that the sponsor believes that growth stocks tend to be less impacted by cyclical forces, Oone of the reasons that, over time, growth stocks are more likely to meet or exceed their earnings estimates more frequently than value stocks.O Please provide us with the Trust s basis for the part of the statement in quotation marks or, alternatively, delete this part of the statement from the prospectus.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection

     5. The first paragraph of this section states that the Trust may invest in master limited partnerships and real estate investment trusts. Please provide the risks associated with these types of investments in the discussions of the Trust s principal risks.

     Response: Even though securities of master limited partnerships and/or real estate investment trusts may be included in the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of this trust, we will add the appropriate risk disclosures.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                              Morrison C. Warren